Item 77C- Submission Of Matters To a Vote Of Security Holders

LAST MEETING OF SHAREHOLDERS

A special meeting of Shareholders of WCT Equity Fund (The "Fund"), was held
on December 17, 1999.   On October 27, 1999, the record date for shareholders
voting at the meeting, there were 4,542,637 total outstanding shares. The following items were considered by shareholders and the results of their voting were as follows:

AGENDA ITEM 1
Election of Trustees:

			For		Withheld Authority To
					Vote
Nicholas P.
Constantakis		3,866,456	4

John F. Cunningham	3,866,456	4

J. Christopher  	3,866,456	4
Donahue

Charles F. 		3,866,456	4
Mansfield, Jr.

John S. Walsh		3,866,456	4